EXHIBIT 99.1

GOLD STANDARD VENTURES INFILL DRILLING COULD INCREASE SIZE AND GRADE OF PINION OXIDE GOLD DEPOSIT IN CARLIN TREND

Drill hole PIN17-02 returns 56.4m of 1.68 g Au/t including higher-grade zone of 38.1m of 2.32 g Au/t

November 21, 2017 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN:GSV) (“Gold Standard” or the “Company) today announced results from 11 of 19 completed  reverse-circulation (RC) and core holes at the Pinion oxide gold deposit on its 100%-owned/controlled Railroad Project in Nevada’s Carlin Trend (please go to the following link - https://goldstandardv.com/lp/Pinion-nov2017-drill-maps/).  These drill holes are a portion of Gold Standard’s 2017 US$15.5 million program which includes up to 48,800 m of RC and core drilling in 117 holes (see February 2, 2017 news release).

The Pinion drilling was designed to (1) upgrade and potentially add to resources by reducing drill spacing in critical portions of the deposit and (2) expand drill coverage near the margins of the current pit design for possible resource additions.

All 11 drill holes intersected oxidized and altered multi-lithic dissolution collapse breccia (mlbx), the principal Pinion host rock, and seven of the holes returned significant, higher-grade intercepts greater than one gram per tonne. Results include 56.4m of 1.68 g Au/t in PIN17-02, 42.7m of 1.23 g Au/t in PIN17-10, 15.2m of 1.66 g Au/t in PIN17-04 and 32.0m of 0.89 g Au/t in PIN17-05.  In most instances, the new results either confirm or outperform the expectations in the current resource estimate block model.

Jonathan Awde, CEO and Director of Gold Standard commented: “We are pleasantly surprised by our Pinion infill drilling success which appears to be adding resource ounces at better than expected grades. We think these new results could make a valuable contribution to the Preliminary Economic Assessment now in progress. Pinion is no longer the small deposit of uncertain grade and metallurgy that we acquired four years ago.  Overall, we are excited by the impact this year’s drill program could have on our valuation. There are still more than 37 drill holes to be reported on and we are hopeful that we will be able to report another new discovery from this program.”

Key Highlights

•
At the Pinion North Zone, PIN17-02 intersected 56.4m of 1.68 g Au/t, including 38.1m of 2.32 g Au/t; PIN17-04 intersected 15.2m of 1.66 g Au/t including 10.6m of 2.17 g Au/t; and PIN17-01 intersected 22.8m of 0.80 g Au/t.  All three drill holes appear to outperform the resource block model in this portion of the deposit and demonstrate the continuity of gold mineralization, with drill hole PIN17-01 extending the higher-grade (>1.0 g Au/t) beyond the current margins of the Pinion pit design.

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In the Pinion Main Zone, PIN17-10 intersected 42.7m of 1.23 g Au/t including a higher-grade interval of 22.8m of 1.92 g Au/t; and PIN17-05 intersected 32.0m of 0.89 g Au/t including 12.2m of 1.66 g Au/t.  Both drill holes appear to outperform the resource block model in this portion of the deposit.

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Results from drill holes PIN17-05, -06, -07, -08, -09 and -10 confirm the tenor and grade of the block model in the southern portion of the Main Zone and extend mineralization beyond the current margins of the Pinion pit design.  Drill hole PIN17-12, a metallurgical core hole, also appears to outperform the resource block model.

Pinion drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PIN17-01	RC		-90	83.8	25.9 – 47.2	21.3	0.59
					61.0 – 83.8	22.8	0.80
PIN17-02	RC		-90	152.4	10.7 – 67.1	56.4	1.68
Including					13.7 – 51.8	38.1	2.32
					79.3 – 80.8	1.5	0.20
					96.0 – 99.1	3.1	0.40
					123.5 – 128.1	4.6	0.40
PIN17-03	Core	270	-83	129.5	Assays pending
PIN17-04	RC	090	-70	152.4	79.3 – 94.5	15.2	1.66
Including					79.3 – 89.9	10.6	2.17
					123.4 – 128.0	4.6	0.36
PIN17-05	RC		-90	70.1	12.2 – 44.2	32.0	0.89
Including					22.9 – 35.1	12.2	1.66
PIN17-06	RC		-90	53.4	6.1 – 25.9	19.8	0.75
Including					7.6 – 12.2	4.6	2.13
PIN17-07	RC		-90	79.3	24.4 – 32.0	7.6	1.22
PIN17-08	RC		-90	91.5	29.0 – 38.1	9.1	0.97
					45.7 – 54.8	9.1	0.50
					86.8 – 89.9	3.1	0.33
PIN17-09	RC		-90	106.7	0 – 3.1	3.1	0.39
					54.9 – 73.2	18.3	0.40
					102.1 – 103.6	1.5	0.15
PIN17-10	RC	090	-55	122.0	0 – 42.7	42.7	1.23
Including					13.7 – 36.5	22.8	1.92
					74.6 – 77.7	3.1	0.46
PIN17-11	RC	090	-60	100.6	50.3 – 68.6	18.3	0.78
					94.5 – 100.6	6.1	0.42
PIN17-12	Core	050	-74	91.4	12.2 - 53.8	41.5	0.85
Including					41.2 - 53.8	12.6	1.58
PIN17-13	Core	047	-77	199.7	Assays pending
PIN17-14	RC	090	-65	280.5	Assays pending
PIN17-15	RC	090	-70	213.4	Assays pending
PIN17-16	RC	060	-75	166.2	Assays pending
PIN17-17	RC		-90	68.6	Assays pending
PIN17-18	RC	090	-76	106.7	Assays pending
PIN17-19	RC		-90	68.6	Assays pending

** Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “We are off to a great start in our development drill program at Pinion with several greater than 1 g Au/t oxide intercepts well above the 0.62 g Au/t average grade of the deposit.  These results suggest local structural control to higher-grade mineralization within the extensive multi-lithic breccia host horizon, a common grade distribution pattern on the Carlin Trend.  As we progress with our infill program, we hope to continue to better define and extend these greater than 1 g Au/t oxide gold zones, increasing the average grade of the Pinion deposit.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one quarter was sent to the lab for analysis and the remaining material retained in the original core box.  A blank or certified reference material was inserted approximately every tenth sample.  The core and RC samples were delivered to ALS Minerals preparation facility in Elko, NV where they were crushed and pulverized.  Resulting sample pulps were shipped to ALS Minerals certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services or Minex of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near-term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com